

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

December 6, 2017

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on December 5, 2017, The Nasdaq Stock Market (the "Exchange") received from
Odonate Therapeutics, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for
the registration of the following security:

Common Stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and
registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with
effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery